SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2015

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T

Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T

Rule 101(b)(7):   ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement in relation to the unaudited condensed consolidated financial results of China Unicom (Hong Kong) Limited for the three months ended March 31, 2015.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile broadband services, which consisted of third generation mobile telecommunications, or 3G, and fourth generation mobile telecommunications, or 4G, digital cellular businesses, and network infrastructures; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, mobile broadband services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, mobile broadband services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	effects of the imposition of and changes in value-added tax relating to the PRC telecommunications business;

•	effects of any anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers; and

•	changes in the political, economic, legal, tax and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: April 24, 2015	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ANNOUNCEMENT

The Board of the Company is pleased to announce the unaudited condensed consolidated results of the Group for the three months ended 31 March 2015.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (the “Group”) for the three months ended 31 March 2015.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in Renminbi (“RMB”) millions)

	31 March 2015	31 December 2014
ASSETS
Non-current assets
Property, plant and equipment	425,193	438,321
Lease prepayments	8,777	9,211
Goodwill	2,771	2,771
Interest in associates	2,855	3,037
Interest in joint venture	1,020	—
Deferred income tax assets	7,126	6,215
Financial assets at fair value through other comprehensive income	5,860	5,902
Other assets	24,649	23,041

	478,251	488,498

Current assets
Inventories and consumables	6,018	4,378
Accounts receivable	17,628	14,671
Prepayments and other current assets	10,870	10,029
Amounts due from related parties	8	12
Amounts due from domestic carriers	2,412	2,120
Short-term bank deposits	55	56
Cash and cash equivalents	25,004	25,308

	61,995	56,574

Total assets	540,246	545,072

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	179,102	179,101
Other reserves	(19,549)	(19,482)
Retained profits
– Proposed 2014 final dividend	4,789	4,789
– Others	66,326	63,133

Total equity	230,668	227,541

	31 March 2015	31 December 2014
LIABILITIES
Non-current liabilities
Long-term bank loans	400	420
Promissory notes	21,607	21,460
Corporate bonds	2,000	2,000
Deferred income tax liabilities	17	17
Deferred revenue	1,441	1,497
Other obligations	195	217

	25,660	25,611

Current liabilities
Short-term bank loans	83,259	91,503
Commercial papers	19,954	9,979
Current portion of long-term bank loans	44	45
Convertible bonds	11,262	11,167
Accounts payable and accrued liabilities	110,642	120,371
Taxes payable	2,370	1,466
Amounts due to ultimate holding company	1,573	1,622
Amounts due to related parties	3,278	3,542
Amounts due to domestic carriers	1,652	1,402
Dividend payable	771	771
Current portion of deferred revenue	445	462
Current portion of other obligations	2,665	2,698
Advances from customers	46,003	46,892

	283,918	291,920

Total liabilities	309,578	317,531

Total equity and liabilities	540,246	545,072

Net current liabilities	(221,923)	(235,346)

Total assets less current liabilities	256,328	253,152

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME

(All amounts in RMB millions, except per share data)

		Three months ended 31 March
	Note	2015	2014
Revenue		74,303	76,471
Interconnection charges		(3,185)	(3,717)
Depreciation and amortisation		(19,361)	(18,216)
Network, operation and support expenses		(9,701)	(8,994)
Employee benefit expenses		(8,825)	(8,261)
Costs of telecommunications products sold		(14,360)	(14,538)
Other operating expenses		(12,885)	(16,963)
Finance costs		(1,634)	(1,628)
Interest income		70	77
Share of loss of associates		(181)	—
Other income – net		140	161

Profit before income tax		4,381	4,392
Income tax expenses		(1,217)	(1,090)

Profit for the period		3,164	3,302

Profit attributable to:
Equity shareholders of the Company		3,164	3,302

Earnings per share for profit attributable to equity shareholders of the Company during the period:
Basic earnings per share (RMB)	3	0.13	0.14

Diluted earnings per share (RMB)	3	0.13	0.14

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Three months ended 31 March
	2015	2014
Profit for the period	3,164	3,302

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	(42)	(159)
Tax effect on changes in fair value of financial assets through other comprehensive income	10	40

Changes in fair value of financial assets through other comprehensive income, net of tax	(32)	(119)
Remeasurement of net defined benefit liability, net of tax	1	1

	(31)	(118)

Items that may be reclassified to statement of income:
Currency translation differences	(7)	3

Other comprehensive income for the period, net of tax	(38)	(115)

Total comprehensive income for the period	3,126	3,187

Total comprehensive income attributable to:
Equity shareholders of the Company	3,126	3,187

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

	Three months ended 31 March
	2015	2014
Cash flows from operating activities
Cash generated from operations	19,680	18,980
Income tax paid	(634)	(778)

Net cash inflow from operating activities	19,046	18,202

Cash flows from investing activities
Purchase of property, plant and equipment	(20,202)	(14,852)
Other cash flows arising from investing activities	(719)	(217)

Net cash outflow from investing activities	(20,921)	(15,069)

Cash flows from financing activities
Net cash inflow/(outflow) from financing activities	1,572	(2,168)

Net (decrease)/increase in cash and cash equivalents	(303)	965
Cash and cash equivalents, beginning of period	25,308	21,506
Effect of changes in foreign exchange rate	(1)	(8)

Cash and cash equivalents, end of period	25,004	22,463

Analysis of the balances of cash and cash equivalents:
Cash balances	4	4
Bank balances	25,000	22,459

	25,004	22,463

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED 31 MARCH 2015

1.	GENERAL INFORMATION

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice, TD-LTE cellular voice, LTE FDD cellular voice and related value-added services are referred to as the “mobile business”. The services aforementioned other than the mobile business are hereinafter collectively referred to as the “fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

2.	BASIS OF PREPARATION

Going Concern Assumption

As at 31 March 2015, current liabilities of the Group exceeded current assets by approximately RMB221.9 billion (31 December 2014: approximately RMB235.3 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•    Approximately RMB355.9 billion of revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which approximately RMB227.4 billion was unutilised as at 31 March 2015; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes that it has ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated financial information of the Group for the three months ended 31 March 2015 has been prepared on a going concern basis.

3.	EARNINGS PER SHARE

Basic earnings per share for the three months ended 31 March 2015 and 2014 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the three months ended 31 March 2015 and 2014 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. All dilutive potential ordinary shares for the three months ended 31 March 2015 arose from the convertible bonds, while all dilutive potential ordinary shares for the three months ended 31 March 2014 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme and (iii) the convertible bonds.

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended 31 March
	2015	2014
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic earnings per share	3,164	3,302
Imputed finance cost on the liability component of convertible bonds	52	52

Profit attributable to equity shareholders of the Company used in computing diluted earnings per share	3,216	3,354

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,947	23,784
Dilutive equivalent shares arising from share options	—	60
Dilutive equivalent shares arising from convertible bonds	948	929

Shares used in computing diluted earnings per share	24,895	24,773

Basic earnings per share (in RMB)	0.13	0.14

Diluted earnings per share (in RMB)	0.13	0.14

OTHER INFORMATION

The supplementary financial indicators are summarised as follow (All amounts in RMB millions):

	Three months ended 31 March
	2015	2014
Total service revenue from mobile business	36,619	40,675
Total service revenue from fixed-line business	23,163	22,917
Other service revenue	469	205

Total service revenue	60,251	63,797
Sales of telecommunications products	14,052	12,674

Revenue	74,303	76,471

Profit for the period	3,164	3,302

EBITDA	25,346	23,999

EBITDA as a percentage of service revenue	42.1%	37.6%

For the first quarter of 2015, service revenue was RMB60.25 billion, down by 5.6% as compared to the same period of last year. The decrease in service revenue was mainly attributed to the impact of output value-added tax (“VAT”) which arose from the replacement of business tax with value-added tax1 (“VAT Reform”) and the transformation of sales and marketing mode etc., but revenue structure continued to optimise.

For the first quarter of 2015, profit for the period was RMB3.16 billion, down by 4.2% as compared to the same period of last year as a result of VAT Reform and other factors. EBITDA2 was RMB25.35 billion for the first quarter of 2015, up by 5.6% as compared to the same period of last year. EBIDTA as a percentage of service revenue was 42.1% for the first quarter of 2015, up by 4.5 percentage points compared to the same period of last year.

Note 1:	The replacement of business tax with VAT implemented nationwide for the telecommunications industry from 1 June 2014.

Note 2:	EBITDA represents profit for the period before finance costs, interest income, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like our Group.

CAUTION STATEMENT

The Board wishes to remind investors that the unaudited financial information and other information for the three months ended 31 March 2015 are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The financial information for the three months ended 31 March 2014 are extracted from the unaudited financial information of the Group; and the financial information for the year ended 31 December 2014 are extracted from the audited financial statements as contained in the 2014 Annual Report. Investors are cautioned not to unduly rely on financial data, statistics and comparison for the three months ended 31 March 2015. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By order of the Board

China Unicom (Hong Kong) Limited

Chu Ka Yee

Company Secretary

Hong Kong, 23 April 2015

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Li Fushen and Zhang Junan

Non-executive director:	Cesareo Alierta Izuel

Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny